Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF)

No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 126ª MEETING OF THE BOARD OF DIRECTORS, HELD ON JUNE, 20, 2016

I. DATE, TIME AND PLACE: on June 20, 2016, at 3.00pm, the meeting taking place through conference call, pursuant to article 29, paragraph 4th, of the Oi S.A.’s (the “Company”) By-Laws. II. CALL NOTICE: By individual messages sent to the Board Members, as allowed by article 29, paragraph 1st, of the By-Laws. III. QUORUM AND ATTENDANCE: All of the Board Members were present and signed below, being noted that, taking into consideration that Mr. Luiz Antonio do Souto Gonçalves communicated his resignation on June 18, 2016, his alternate, Mr. Joaquim Dias de Castro, automatically became full member of the Board of Directors. Also present and representing the Company and its subsidiaries Oi Móvel S.A., Telemar Norte Leste S.A. Copart 4 Participações S.A, Copart 5 Participações S.A., Portugal Telecom International Finance BV, Oi Brasil Holdings Coöperatief U.A. (“Oi Companies”) were Mr. Marco Norci Schroeder, Mr. Flávio Nicolay Guimarães, and Mr. Eurico Teles. Additionally, present and representing the legal counsels of the Company, Barbosa Mussnich Aragão Advogados and White & Case, Luis Antonio de Sampaio Campos, Rafael Calabria, Laura Prater, Richard Kebrdle, John Cunningham e Mark Bagnall. IV. BOARD: Chairman: José Mauro Mettrau Carneiro da Cunha, Secretary: José Augusto da Gama Figueira. V. AGENDA: (1) Filing of request for judicial restructuring of the Company, pursuant to article 51 and following of Law No. 11,101/15 and to the sole paragraph of article 122 of Law No. 6,404/76, and other protective measures against creditors in other jurisdictions, as applicable; (2) Authorize the Company’s Board of Officers to take actions and perform the necessary acts regarding the execution of the subject of item (1) on the agenda. VI. DELIBERATIONS: Regarding item (1) of the agenda, the Company’s management recalled (i) the efforts and studies undertaken by the Oi Companies along with their financial advisors and legal counsels to improve their liquidity and indebtedness profile, (ii) the negotiations conducted by the Company and its financial advisors and legal counsels with Moelis & Company, who is acting as advisor for a group of bondholders, for a consensual restructuring of Oi Companies’ debts, with the purpose of strengthening its capital structure and, (iii) the threats to the assets of the Oi Companies represented by imminent freezing of assets and/or attachments in judicial lawsuits. The representatives of the Company and of its advisors, then, (a) clarified to the members of the Board of Directors the obstacles which prevent the conclusion of the negotiations with the aforementioned group of creditors, and which make the measures hereby proposed necessary in light of the current financial scenario of the Oi Companies, and (b) presented to the members of the Board of Directors the challenges arising from the economical and financial situation of the Oi Companies in light of the maturity schedule of its financial debts. The Board members, after discussing the subject and after having their questions which were presented to the representatives of the Company and its advisors clarified and, also, considering the urgency of the Company to adopt such measures to (i) preserve the continuity of its offering of quality services to its customers, within the rules and commitments undertaken with the Brazilian National Telecommunications Agency – ANATEL; (ii) preserve the value of the Oi Companies; (iii) maintain the continuity of their business, in such a way to protect the interests of the Oi Companies, its subsidiaries, its shareholders and remaining stakeholders, in an organized and responsible way; and (iv) protect the assets of the Oi Companies, the Board members decided by unanimous voting to approve, as a matter of urgency, the filing of the request for judicial restructuring of the Company before the State Court of Rio de Janeiro, ad referendum of the Company’s Shareholders Meeting, pursuant to the sole paragraph of article 122 of Law No. 6,404/76 and article 51 and following of Law 11,101/15 and other applicable legal provisions, to be carried out jointly with the judicial restructuring of the remaining Oi Companies, which shall be submitted to the applicable corporate approvals of such remaining Oi Companies, the Company’s representatives instructed to vote in favor of the filing of the request for judicial restructuring of their direct or indirect subsidiaries. The request for judicial restructuring will be filed by reason of the obstacles faced by the Company’s management to find a viable alternative with its creditors which would allow the Company to reach the aforementioned purposes, and in order to promote appropriate protection against creditors, o preserving the continuity of the corporate activities. The request for judicial restructuring aims to preserve the value of the Oi Companies, their social purposes (função social) and the encouragement of the economic activity, for the collective benefit of the interests of the creditors, shareholders and stakeholders in an organized way. As a result of the resolution of the previous item, and in accordance with article 21 (v) of the Company’s By-Laws, as well as article 122, item IX and sole paragraph, of Law No. 6,404/76, the Board members resolve to immediately call a Shareholders’ Extraordinary Meeting to ratify the measures approved hereby. (2) Regarding item (2) of the agenda, the members of the Board of Directors have resolved to authorize the Company’s Board of Officers to take actions and carry out all the acts necessary relating to implement the approved measure, including the applicable approvals by the General Meetings of its subsidiaries, and all acts in all jurisdictions where such measures are required, including the United States and United Kingdom, with the appointment of all required representatives in each jurisdiction, as applicable VII. CLOSING: The relevant material to deliberate the matter was previously sent to the Board Members and is part of these minutes, as filed at the Company‘s office. Nothing further to discuss, the Chairman closed the meeting, which was drawn up in these minutes, which were read, approved and signed by all the present Board of Directors members and the members of the board of the meeting. (a.a.) José Mauro M. Carneiro da Cunha—Chairman; José Augusto da Gama Figueira – Secretary; Ricardo Malavazi Martins; Thomas Reichenheim; Rafael Luís Mora Funes; André Cardoso de M. Navarro; Luís Maria Viana Palha da Silva; João Manuel Pisco de Castro; Marten Pieters; Joaquim Dias de Castro e Marcos Grodetzky.

Conforms to the original recorded in the Company’s own books

Rio de Janeiro, June 20, 2016.

José Augusto da Gama Figueira

Secretary